China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

November 13, 2007

By EDGAR Transmission and by Hand Delivery

Mr. Mark Shannon
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China TransInfo Technology Corp.
Amendment No. 2 to Form SB-2 filed September 19, 2007
File No: 333-142945

We hereby submit the responses of China TransInfo Technology Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 10, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form SB-2 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Financial Statements
Condensed Consolidated Balance Sheet. Page F-18

1.
We note from Section 5(c) of Exhibit 4.6 that your warrant agreement requires you to net-cash settle the warrants in the event of non-delivery of shares within a specified time period after exercise. Please explain to us how you considered paragraph 12 of EITF 00-19 with respect to these warrants.

Company Response: We have revised the financial statements for the six-month period ended June 30, 2007 and reclassified the $1,104,166 from additional paid-in-capital in the equity section to accrued warrant liability in the liabilities section on the balance sheet.

Statement of Cash Flows, page F-20

2.
We note your investing activities show you paid $0.8 million to JingBo Company for an investment. Please explain to us the nature of, and your accounting treatment for, this investment. As part of your response, tell us the authoritative accounting literature you applied to this transaction.

Company Response: Since the Company does not have bank accounts in U.S. dollars and only carries RMB, the amount of $786,680 was the reimbursement that the Company paid to JingBo Company, or JingBo, for most of the operating expenses that JingBo paid on behalf of the Company in U.S. dollars before the reverse acquisition closed on May 14, 2007. It was not an investment. We inadvertently misclassified the $786,680 under investing activities in our cash flow. We have revised our financial statements for the six months ended June 30, 2007 and reclassified the $786,680 as operating expenses.

3. We note your financing activities indicate you received $3.2 million in proceeds from issuing shares during the six months ended June 30, 2007. However, you disclose on page two that you received $2.1 million in net proceeds after deducting offering expenses of $1.l million. Please tell us where the offering expenses are classified within your statement of cash flows and how SFAS 95 supports this classification.

Company Response: Please note that $1.1 million was an estimate. The actual offering expenses were $1,447,361. We inadvertently misclassified the $1,447,361 under the operating activities. We have revised our financial statements for the six-month period ended June 30, 2007 by netting the $1,447,361 with the $3.2 million under financing activities. In addition, we revised the registration statement to more accurately indicate that the offering expenses were approximately $1.4 million.

Share-Based Payment, Page F-27

4. Please confirm that you have retroactively restated all shares and per share amounts here and elsewhere in the registration statement to give effect to your 1 for 7.5 reverse stock split on August 20, 2007. For example, we note your disclosure here that you issued 277,778 wants with an exercise price of $0.24 per share conflicts with your disclosure on page II-1 that you issued 277,478 warrants with an exercise price of $1.80 per share.

Company Response: We have revised the financial statements for the six months ended June 30, 2007 to account for the retroactive effect of the 1-for-7.5 reverse stock split.

Report of Independent Registered Public Accounting Firm, pages F-32 and F-33

5. Please amend your filing to include an audit report that renders an opinion on the reclassification adjustments discussed in Note 2 to the financial statements. In this regard, we note that the audit report of neither your successor auditor nor your predecessor auditor appears to opine on the reclassification adjustments for discontinued operations.

Company Response: We have revised our successor auditor’s audit report to render an opinion on the reclassification adjustments discussed in Note 2 to the financial statements for the years ended December 31, 2006 and 2005.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-82671299 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China TransInfo Technology Corp.

By:	/s/ Shudong Xia
Shudong Xia
Chief Executive Officer